

May 28, 2020

Steven Paladino
Executive Vice President and Chief Financial Officer
Henry Schein, Inc.
135 Duryea Road
Melville , NY 11747

> **Re: Henry Schein, Inc.**
> **Form 10-K for the Year Ended December 28, 2019**
> **Filed February 20, 2020**
> **File No. 000-27078**

Dear Mr. Paladino:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services